

January 25, 2012

Robert J. Farrell
Chief Executive Officer and President
EDGAR Online, Inc.
11200 Rockville Pike, Suite 310
Rockville, Maryland 20852

> **Re:** **EDGAR Online, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2010**
> **Filed March 14, 2011**
> **Form 10-K/A for Fiscal Year Ended December 31, 2010**
> **Filed May 2, 2011**
> **File No. 001-32194**

Dear Mr. Farrell:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Brigitte Lippmann   for

Mara L. Ransom
Assistant Director